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                          November 26, 2021

       Frederick H. Earnest
       Chief Executive Officer
       Vista Gold Corp.
       7961 Shaffer Parkway, Suite 5
       Littleton, CO 80127

                                                        Re: Vista Gold Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed November 19,
2021
                                                            File No. 333-261225

       Dear Mr. Earnest:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown, Law Clerk, at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Jason Brenkert, Esq. of
Dorsey & Whitney LLP